PARTNERS CHRISTOPHER W. BETTS WILL H. CAI ^ GEOFFREY CHAN * CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE * ^ (ALSO ADMITTED IN CALIFORNIA)	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

February 12, 2018

Confidential

Mr. Larry Spirgel
Mr. Paul Fischer
Mr. Terry French
Ms. Christie Wong
Office of Telecommunications
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	OneSmart International Education Group Limited
(CIK No. 0001722380)
Response to the Staff’s Comments on the Registration Statement on Form F-1 Confidentially Submitted on January 8, 2018

Dear Mr. Spirgel, Mr. Fischer, Mr. French and Ms. Wong:

On behalf of our client, OneSmart International Education Group Limited (formerly named as OneSmart Education Group Limited), a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 17, 2018.

Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act. In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include its audited consolidated financial statements for the three months ended November 30, 2017 and related financial information.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement that was confidentially submitted on January 8, 2018.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.                                      Further revise your chart depicting your organizational structure post-offering to reflect your principal shareholders’ direct ownership in your Chinese operating subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 65 and 66 of the Revised Draft Registration Statement.

Risk Factors

Certain PRC regulations may take it more difficult for us to pursue….. page 40

2.                                      We note your response to prior comment 3. Further revise to make clear whether your IPO will trigger MOFCOM pre-notification under each of the three clauses of the M&A rules.

The Company respectfully advises the Staff that this offering is not expected to trigger the MOFCOM pre-notification under each of the three clauses of the M&A rules.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Revised Draft Registration Statement.

Use of Proceeds, page 54

3.                                      We note your response to prior comment 4. Further revise to indicate the anticipated time-frame to receive all necessary approvals to provide the funding for your specified use of proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Revised Draft Registration Statement.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xi Zhang, Chairman and Chief Executive Officer, OneSmart International Education Group Limited

Dong Li, Chief Financial Officer, OneSmart International Education Group Limited

John Qian, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP